SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2014

MAGAL SECURITY SYSTEMS LTD.
(Name of Registrant)

P.O. Box 70, Industrial Zone, Yahud 56100 Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F *

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): *

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): *

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes *                                 No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

This Report on Form 6-K is incorporated by reference into the Registrant's Form S-8 Registration Statements File Nos. 333-127340, 333-164696, 333-174127 and 333-190469.

Magal Security Systems Ltd.

MAGAL SECURITY SYSTEMS LTD. ANNOUNCES NEW APPOINTMENTS

YAHUD, Israel – October 31, 2014 -- Magal Security Systems, Ltd. (NASDAQ: MAGS) (the “Company”) today announced that Mr. Gillon Beck, a member of the Company’s board of directors (the “Board”), has been appointed as the new chairman of the Board, replacing Mr. Barry Stiefel, who remains a member of the Board.

In addition, the Board appointed two independent directors, Mr. Jacob Berman and Mr. Avraham Bigger, to serve as members of its Audit Committee. Mr. Berman and Mr. Bigger join Ms. Liza Singer on the Audit Committee, all of whom satisfy the respective “independence” requirements of the SEC and NASDAQ. Ms. Singer, who is the Audit Committee financial expert, also qualifies as an External Director pursuant to the requirements of the Israeli Companies Law.

About Magal S3

Magal S3 is a leading international provider of solutions and products for physical and cyber security, as well as safety and site management. Over the past 45 years, Magal S3 has delivered tailor-made security solutions and turnkey projects to hundreds of satisfied customers in over 80 countries – under some of the most challenging conditions.

Magal S3 offers comprehensive integrated solutions for critical sites, managed by Fortis4G – our 4th generation, cutting-edge hybrid PSIM with SEIM (Physical Security Information Management system integrated with Security Information & Event Management). The solutions leverage our broad portfolio of homegrown PIDS (Perimeter Intrusion Detection Systems), advanced outdoors CCTV / IVA technology and Cyber Security solutions.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGAL SECURITY SYSTEMS LTD.
(Registrant)

By: /s/Eitan Livneh
Eitan Livneh
President and
Chief Executive Officer

Date:  October 31, 2014